Exhibit 99.1

Newegg Announces First Half 2023 Results

CITY OF INDUSTRY, Calif., August 29, 2023 – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the six months ended June 30, 2023.

“We continued to experience weaker than expected demand for consumer technology products and finished goods during the first half of 2023 as consumers remain cautious in the current macroeconomic environment,” said Newegg CEO Anthony Chow. “In light of the challenging environment, we continued to make progress on several key cost saving initiatives designed to protect our bottom line. For example, in June 2023, we terminated the lease of one of our Southern California warehouses as part of our ongoing effort to optimize our real estate footprint and improve overall utilization rates. In the same month, we also closed escrow on an office building in Diamond Bar, California, where we intend to relocate our corporate headquarters in 2024. Through the first six months of 2023, we realized SG&A savings of $23 million compared to the first six months of 2022, and we expect to realize additional cost savings for the remainder of 2023 and beyond as a result of these and other payroll and warehouse optimization measures.”

Newegg Chief Accounting Officer Christina Ching added, “In addition to our cost optimization initiatives, we continue to remain keenly focused on maintaining healthy inventory turnover and a strong cash position. We reduced our net inventory balance from $179 million as of June 30, 2022 to $138 million as of June 30, 2023. Furthermore, as of June 30, 2023, we had $51.8 million in cash on hand and $75 million in revolving credit availability under our credit agreement, which we believe is sufficient to cover our current working capital requirements.”

2023 First Half Financial Highlights

●	Net sales decreased 18.8% to $723.2 million for the six months ended June 30, 2023, compared to $890.5 million for the six months ended June 30, 2022.

●	GMV (defined below) decreased 21.8% to $882.5 million for the six months ended June 30, 2023, compared to $1,128.7 million for the six months ended June 30, 2022.

●	Gross profit decreased 26.6% to $81.3 million for the six months ended June 30, 2023, compared to $110.8 million for the six months ended June 30, 2022.

●	Net loss was $29.3 million for the six months ended June 30, 2023, compared to $18.9 million for the six months ended June 30, 2022.

●	Adjusted EBITDA (defined below) decreased to $(10.3) million for the six months ended June 30, 2023, compared to $(3.9) million for the six months ended June 30, 2022.

2023 First Half Operational Metrics

●	Average order value was $390 for the six months ended June 30, 2023, compared to $444 for same period in prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 6 months, totaled approximately 1.3 million as of June 30, 2023, a decrease from 1.5 million for the same period in the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past 6 months, was 27.9% as of June 30, 2023, compared to 27.1% for the same period in the prior year.

Mr. Chow added, “Despite broad macroeconomic challenges, Newegg continues to prioritize the use of cutting-edge technology, including artificial intelligence (“AI”) and machine learning, across our services and platforms to support a better customer experience. To date, we’ve developed innovative AI solutions to, among other things, summarize customer product reviews, make purchase recommendations through our PC Builder shopping tool, and manage quality assurance on our marketplace seller listings. We have also started to deploy robotics in our warehouses, which we expect to reduce our fulfillment time and costs to better serve our customers throughout North America. Newegg continues to push forward on a number of innovative initiatives that we believe will position the company for long-term growth.”

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the City of Industry, California, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

Follow Newegg on Twitter, TikTok, Instagram, Facebook, YouTube, Twitch and Discord.

Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from sales of investment, impairment of equity investment, and loss (income) from equity investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain other statements about the future may be deemed forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates and global supply chain constraints. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$51,797	$122,559
Restricted cash	1,173	947
Accounts receivable, net	58,069	83,517
Inventories, net	137,789	156,016
Income taxes receivable	5,297	5,173
Prepaid expenses	12,729	16,999
Other current assets	9,415	5,611
Total current assets	276,269	390,822

Property and equipment, net	64,508	45,075
Noncurrent deferred tax assets	2,784	868
Investment at cost	5,625	11,250
Right of use assets, net	81,940	84,161
Other noncurrent assets	9,308	9,919
Total assets	$440,434	$542,095

Liabilities and Equity
Current liabilities:
Accounts payable	$125,071	$207,147
Accrued liabilities	34,529	51,003
Deferred revenue	15,654	31,028
Line of credit	32,354	6,056
Current portion of long-term debt	269	269
Lease liabilities – current	12,603	14,265
Total current liabilities	220,480	309,768

Long-term debt, less current portion	1,266	1,404
Income taxes payable	739	739
Lease liabilities – noncurrent	73,558	74,838
Other liabilities	111	124
Total liabilities	296,154	386,873

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 379,050 and 376,660 shares issued and outstanding as of June 30, 2023, and December 31, 2022, respectively	8,282	8,230
Additional paid-in capital	251,314	232,776
Notes receivable – related party	(15,187)	(15,189)
Accumulated other comprehensive income	911	1,114
Accumulated deficit	(101,040)	(71,709)
Total stockholders’ equity	144,280	155,222
Total liabilities and stockholders’ equity	$440,434	$542,095

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

(In thousands, unaudited)

	Six Months Ended June 30,
	2023	2022
Net sales	$723,249	$890,540
Cost of sales	641,977	779,769
Gross profit	81,272	110,771
Selling, general, and administrative expenses	115,877	138,996
Loss from operations	(34,605)	(28,225)
Interest income	821	412
Interest expense	(463)	(339)
Other income, net	57	3,219
Gain from sales of investment	3,053	1,669
Change in fair value of warrants liabilities	21	737
Loss before provision for income taxes	(31,116)	(22,527)
Benefit from income taxes	(1,785)	(3,658)
Net loss	$(29,331)	$(18,869)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(29,331)	$(18,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,331	5,026
Allowance for expected credit losses	(469)	65
Recovery of related party receivable	—	(25)
Provision for obsolete and excess inventory	3,906	4,376
Stock-based compensation	17,923	16,143
Gain from sales of investment	(3,053)	(1,669)
Change in fair value of warrant liabilities	(21)	(737)
Loss (gain) on disposal of property and equipment	184	(14)
Unrealized loss (gain) on marketable securities	(1)	55
Deferred income taxes	(1,916)	(6,701)
Changes in operating assets and liabilities:
Accounts receivable	25,912	10,183
Inventories	14,292	61,433
Prepaid expenses	4,268	3,610
Other assets	3,955	(1,309)
Accounts payable	(82,097)	(80,476)
Accrued liabilities and other liabilities	(19,446)	(24,469)
Deferred revenue	(15,398)	(16,393)
Dues from affiliate	2	2
Net cash used in operating activities	(74,959)	(49,769)
Cash flows from investing activities:
Payments to acquire property and equipment	(26,750)	(5,890)
Proceeds on disposal of property and equipment	60	1
Proceeds from sale of investment	3,412	—
Net cash used in investing activities	(23,278)	(5,889)
Cash flows from financing activities:
Borrowings under line of credit	27,594	31,234
Repayments under line of credit	(1,153)	(10,771)
Repayments of long-term debt	(134)	(141)
Proceeds from exercise of stock options	1,078	1,637
Payments for employee taxes related to stock compensation	(411)	—
Net cash provided by financing activities	26,974	21,959
Foreign currency effect on cash, cash equivalents and restricted cash	727	425
Net decrease in cash, cash equivalents and restricted cash	(70,536)	(33,274)
Cash, cash equivalents and restricted cash:
Beginning of period	123,506	104,330
End of period	$52,970	$71,056

Schedule 1

Reconciliation of Net Sales to GMV

	For the Six Months Ended June 30,
	2023	2022
	(in millions)
Net Sales	$723.2	$890.5
Adjustments:
GMV - Marketplace	198.7	288.1
Marketplace Commission	(18.2)	(26.6)
Deferred Revenue	(9.3)	(15.4)
Other	(11.9)	(7.9)
GMV	$882.5	$1,128.7

Schedule 2

Reconciliation of Net Loss to Adjusted EBITDA

	For the Six Months Ended June 30,
	2023	2022
	(in millions)
Net loss	$(29.3)	$(18.9)
Adjustments:
Stock-based compensation expenses	17.9	16.1
Interest income, net	(0.4)	(0.1)
Income tax benefit	(1.8)	(3.6)
Depreciation and amortization	6.3	5.0
Gain from sale of investment	(3.0)	(1.7)
Gain from change in fair value of warrants liabilities	—	(0.7)
Adjusted EBITDA	$(10.3)	$(3.9)